SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT No. 1)

                           Regency Realty Corporation
                                 (Name of Issuer)


                           Common Stock, $0.01 Par Value
                          (Title of Class of Securities)

                                  758939 10 2
                                  (CUSIP Number)


                                  Paul E. Szurek
                           SECURITY CAPITAL U.S. REALTY
                                 69, route d'Esch
                                L-1470 Luxembourg
                                 (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 10, 1996
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d--
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting per-son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 8 Pages

           CUSIP No. 758939 10 2         13D        Page 2 of 8 Pages


         1    NAME OF PERSON
              Security Capital U.S. Realty
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Luxembourg

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,618,500 (See Item 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,618,500
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,618,500 (See Item 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              53.1% (See Item 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 758939 10 2         13D        Page 3 of 8 Pages


         1    NAME OF PERSON
              Security Capital Holdings S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Luxembourg

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,618,500 (See Item 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,618,500
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,618,500 (See Item 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              53.1% (See Item 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                  This Amendment is filed by Security Capital U.S. Re-alty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned sub-sidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in Schedule 13D.

                  As previously reported, pursuant to a Stock Purchase Agreement, dated as of June 11, 1996, by and among Regency Re-alty Corporation, a Florida corporation ("Regency"), Security Capital U.S. Realty and Holdings (the "Stock Purchase Agree-ment"), subject to the terms and conditions thereof, Regency has agreed to sell and USRealty has agreed to purchase up to 7,499,400 shares of common stock, par value $0.01 per share, of Regency (the "Common Stock"). USRealty previously filed a
         Schedule 13D with respect to its investment in Regency, in which it disclosed that USRealty may be deemed to beneficially own up to 7,618,500 shares of Common Stock because of its right to acquire such shares of Common Stock and because of its own-ership of an additional 119,100 shares of Common Stock.

                  On July 10, 1996 pursuant to the Stock Purchase Agree-ment, USRealty purchased 934,400 shares of Common Stock (such shares, the "Initial Shares") at a price of $17.625 per share at an initial closing. The aggregate purchase price paid to Regency for the Initial Shares was $16,468,800. Security Capi-tal U.S. Realty advanced to Holdings the funds necessary to purchase the Initial Shares as required by the Stock Purchase Agreement. These funds were obtained by USRealty from cash on hand and from draw downs under the Facility Agreement.

                  In addition to the purchase of additional shares as contemplated by the Stock Purchase Agreement, USRealty intends to review on a continuing basis its investment in Regency and may increase such investment to up to 45.0% of the outstanding Common Stock of Regency, on a fully diluted basis (including all of the shares to be acquired pursuant to the Stock Purchase Agreement). Such increase in USRealty's investment in Regency could be accomplished by USRealty's acquisition of securities of Regency in the open market or otherwise. The extent of any such increase would depend upon the price and availability of Regency's securities, subsequent developments affecting Re-gency, Regency's business and prospects, other investment and business opportunities available to USRealty, general stock market and economic conditions, tax considerations, and other factors, including the obtaining of any necessary regulatory approvals. In addition, USRealty may decide to decrease its



                                Page 4 of 8 Pages







         investment in Regency, depending upon its continuing review of such investment and various other factors including those men-tioned above.

         Item 1.  Security and Issuer.

                  No material change.

         Item 2.  Identity and Background.

                  No material change.

         Item 3.  Source and Amount of Funds or Other Consideration.

                  No material change except as described above.

         Item 4.  Purpose of Transaction.

                  No material change except as described above.

         Item 5.  Interest in Securities of the Issuer.

                  No material change except as describe above and below.

                  As of July 10, 1996 USRealty may be deemed to benefi-cially own up to 7,618,500 shares of Common Stock because of USRealty's acquisition of 934,400 of such shares on July 10, 1996, because of its right to acquire an additional 6,565,000 of such shares pursuant to and subject to the terms and condi-tions of the Stock Purchase Agreement and because of USRealty's ownership of an additional 119,100 shares of Common Stock.

                  Except as set forth in this Item 5, to the best knowl-edge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         Item 6. Contracts, Arrangements, Understanding or Relation-ships with Respect to Securities of the Issuer.

                  No material change.












                                Page 5 of 8 Pages







         Item 7.  Material to be filed as Exhibits.

                  The following Exhibit is filed as part of this Amend-ment No. 1 to Schedule 13D:

         Exhibit 2.1 Stockholders Agreement, dated July 10, 1996, by and among Regency Realty Corporation, Security Capital Holdings S.A., Security Capital U.S. Re-alty and The Regency Group, Inc.

         Exhibit 2.2 Registration Rights Agreement, dated July 10, 1996, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capi-tal U.S. Realty







































                                Page 6 of 8 Pages









                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By: /s/ Paul E. Szurek
                                          Name: Paul E. Szurek
                                          Title: Managing Director




                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By: /s/  Paul E. Szurek
                                          Name:  Paul E. Szurek
                                          Title: Managing Director

         July  15, 1996





                                   EXHIBIT INDEX


                                                               Sequential
     Exhibit               Description                         Page No.

       2.1 Stockholders Agreement, dated July 10,1996, by and among Regency Realty Corporation, Security Capital Holdings S.A., Security
               Capital U.S. Realty and The Regency
               Group, Inc.

       2.2     Registration Rights Agreement, dated
               July 10, 1996, by and among Regency
               Realty Corporation, Security Capital
               Holdings S.A. and Security Capital U.S.
               Realty